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FOR IMMEDIATE RELEASE

     Vasogen Immune Modulation Therapies Regulate Pro-Inflammatory Cytokines

  - New Research Findings Point To Additional Areas for Clinical Development -


Toronto, Ontario (December 6, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that University of Toronto researchers have demonstrated the ability of Vasogen's proprietary immune modulation therapy to significantly down-regulate two powerful pro-inflammatory cytokines that are implicated in a number of autoimmune and inflammatory diseases.

The research was conducted in a blinded, placebo-controlled pre-clinical model of Th1 (T helper lymphocyte) driven inflammation under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto. The findings demonstrated that the administration of a course of immune modulation therapy significantly reduced the expression of the pro-inflammatory Th1 cytokines Interferon-gamma by 53% (p=0.001) and Interleukin-6 (IL-6) by 52% (p=0.036), compared to controls.

"These results provide powerful new evidence in support of the fundamental immune-mediated mechanism of our therapies," said Dr. Anthony Bolton, Vasogen's Director of Research. "The findings support the broad-based applicability of Vasogen's immune modulation therapies across a range of inflammatory and autoimmune conditions and are particularly exciting in light of positive clinical results recently reported by the Company in both psoriasis and peripheral vascular disease."

Pro-inflammatory Th1 cytokines, such as Interferon-gamma and IL-6, are signaling molecules produced by cells of the immune system that play a key role in regulating immune responses. In autoimmune diseases such as psoriasis, inappropriate, chronic expression of these pro-inflammatory cytokines leads to immune cell activation and tissue damage. In inflammatory conditions such as atherosclerosis, it is known that there is a substantial infiltration of T lymphocytes into atherosclerotic plaque, resulting in a dominant pro-inflammatory Th1 cytokine profile within the plaque. Interferon-gamma has been reported to be a mediator of the damage caused to organs by ischemia/reperfusion injury, and elevated levels of IL-6 have been demonstrated in patients suffering from congestive heart failure. Therapies that regulate excessive pro-inflammatory Th1 cytokine activity would also be expected to be effective in diseases such as inflammatory bowel disease, multiple sclerosis, and rheumatoid arthritis.

                                    - more -
                                                       page 2, December 6, 2000

"The finding that our immune modulation therapy substantially reduces these pro-inflammatory cytokines is consistent with previously reported results demonstrating its ability to inhibit inflammation via IL-10, a potent anti-inflammatory cytokine," continued Dr. Bolton. "While pharmaceutical therapies typically target only one element in either the pro-inflammatory or the anti-inflammatory cascade, accumulating evidence indicates that Vasogen's immune modulation therapies trigger a beneficial response that rebalances the immune system through both cascades."

Vasogen is advancing the commercial development of immune modulation therapies for the treatment of a number of autoimmune and inflammatory conditions, including psoriasis, peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury, and graft-versus-host disease.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.